Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated September 20, 2012	Registration Statement No. 333-176700
Supplementing the Preliminary
Prospectus Supplement dated September 19, 2012
(To Prospectus dated September 20, 2011)

XPO Logistics, Inc.

4.50% Convertible Senior Notes due 2017

The information in this pricing term sheet relates to XPO Logistics, Inc.’s offering (the “Offering”) of its 4.50% Convertible Senior Notes due 2017 and should be read together with the preliminary prospectus supplement dated September 19, 2012 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated September 20, 2011, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-176700.

Issuer:	XPO Logistics, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	XPO / The New York Stock Exchange (“NYSE”).

Securities Offered:	4.50% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate Principal Amount Offered:	$125,000,000 aggregate principal amount of Notes.

Underwriter’s Option to Purchase Additional Notes:	$18,750,000 aggregate principal amount of Notes.

Maturity Date:	October 1, 2017, unless earlier converted or repurchased.

Interest Rate:	4.50% per annum, accruing from the Settlement Date.

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2013.

Public Offering Price:	100% of the principal amount of the Notes.

NYSE Last Reported Sale Price on September 20, 2012:	$12.89 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 27.5% above the NYSE Last Reported Sale Price on September 20, 2012.

Initial Conversion Price:	Approximately $16.43 per share of the Issuer’s common stock.

Initial Conversion Rate:	60.8467 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Ranking:

The Notes will be the Issuer’s unsubordinated unsecured obligations and will rank:

•   senior in right of payment to any of the Issuer’s indebtedness that is expressly subordinated in right of payment to the Notes;

•   equal in right of payment with all of the Issuer’s other unsecured unsubordinated indebtedness;

•   effectively junior in right of payment to any of the Issuer’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•   structurally junior to all indebtedness and other liabilities (including trade payables) of the Issuer’s subsidiaries.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Offering will be approximately $120.6 million (or approximately $138.7 million if the underwriter exercise its option to purchase additional Notes in full), after deducting underwriting discounts and commissions.

The Issuer intends to use the net proceeds from the Offering for general corporate purposes, which may include potential acquisitions.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total
Public Offering Price(1)	$1,000	$125,000,000
Underwriting discounts and commissions	$35	$4,375,000
Proceeds, before expenses, to the Issuer	$965	$120,625,000
(1) Plus accrued interest, if any, from the Settlement Date.

Trade Date:	September 21, 2012.

Settlement Date:	September 26, 2012.

CUSIP:	983793 AA8

ISIN:	US983793AA89

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Jefferies & Company, Inc.

Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Oppenheimer & Co. Inc.

Raymond James & Associates, Inc.

Stifel, Nicolaus & Company, Incorporated

Avondale Partners, LLC

FBR Capital Markets & Co.

Optional Redemption:

The Issuer may not redeem the Notes prior to October 1, 2015. The Issuer may redeem the Notes for cash, in whole but not in part, at its option, on any business day on or after October 1, 2015 if the last reported sale price of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Issuer provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption. No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, payable in cash, plus a “make-whole premium” payment or delivery, as the case may be, in cash, shares of the Issuer’s common stock or a combination of cash and shares of the Issuer’s common stock, at the Issuer’s election, equal to the present values of the remaining scheduled payments of interest on the Notes to be redeemed through October 1, 2017 (excluding interest accrued to, but excluding, the redemption date). The present values of the remaining interest payments will be computed using a discount rate equal to 4.50%.

If the Issuer elects to pay some or all of the make-whole premium in shares of its common stock, then the number of shares of common stock a holder will receive will be that number of shares that have a value equal to the amount of the make-whole premium payment to be made to such holder in shares, divided by the product of (1) the average of the last reported sale prices of the Issuer’s common stock over the five trading day period ending on, and including, the third trading day immediately preceding the redemption date and (2) 98.0%.

The Issuer must make the make-whole premium payment on all Notes called for redemption prior to the maturity date, including notes converted after the date the Issuer provides the notice of redemption and prior to the related redemption date. The Issuer will give notice of any redemption not less than 70 nor more than 90 calendar days before the redemption date by mail or electronic delivery to the trustee, the paying agent and each holder of Notes. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$12.89	$15.00	$17.50	$20.00	$22.50	$25.00	$30.00	$45.00	$50.00	$60.00	$75.00
September 26, 2012	16.7328	12.3195	9.0539	6.9632	5.5383	4.5124	3.1418	1.2339	0.9149	0.5000	0.2089
October 1, 2013	16.7328	11.6890	8.3147	6.2488	4.8985	3.9593	2.7459	1.0952	0.8167	0.4514	0.1942
October 1, 2014	16.7328	10.8447	7.3271	5.3055	4.0659	3.2496	2.2482	0.9243	0.6963	0.3927	0.1777
October 1, 2015	16.7328	9.6997	5.9803	4.0475	2.9865	2.3524	1.6381	0.7148	0.5485	0.3218	0.1594
October 1, 2016	16.7328	8.1133	4.0386	2.3292	1.6102	1.2672	0.9267	0.4565	0.3654	0.2362	0.1411
October 1, 2017	16.7328	5.8200	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•

If the stock price is greater than $75.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•

If the stock price is less than $12.89 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 77.5795 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated September 19, 2012, and an accompanying prospectus, dated September 20, 2011) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, by calling (866) 718-1649 or by e-mailing prospectus@morganstanley.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated September 19, 2012 and the accompanying prospectus, dated September 20, 2011. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.